UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated April 28, 2006 regarding a notice of call for a shareholder resolution at the ordinary general meeting of shareholders regarding repurchase of shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 28, 2006	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1, Nagatacho, Chiyoda-ku, Tokyo 100-6150 Japan

For Immediate Release

Notice of Call for a Shareholder Resolution at the

Ordinary General Meeting of Shareholders Regarding Repurchase of Shares

(Under Article 210 of the Japanese Commercial Code)

TOKYO, JAPAN, April 28, 2006 — NTT DoCoMo, Inc. announced today that its board of directors decided to call for a resolution of its shareholders at the 15th annual general meeting of its shareholders scheduled on June 20, 2006 regarding the repurchase of its own shares.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

2.	Details of share repurchase

(1) Class of shares: Common stock

(2) Number of shares to be repurchased: 1,400,000 shares (maximum)

(3) Aggregate price of shares to be repurchased: 250 billion yen (maximum)

(Note)

The above repurchase of shares is subject to the approval of DoCoMo’s shareholders at the 15th annual ordinary general meeting to be held on June 20, 2006.

For more information, please contact:

Masanori Goto

Manager

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact/

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 51million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode TM, which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMATM, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.